NOTICE OF
ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Annual General and Special Meeting (the "Meeting") of the holders of Common Shares ("Shareholders") of CE FRANKLIN LTD. (the "Corporation" or "CE Franklin") will be held at the principal office of the Corporation at 1800, 635 – 8th Avenue S.W., Calgary, Alberta, on Thursday, the 26th day of April, 2012, at 2:30 p.m. (Calgary time) for the following purposes:

1.	To receive the financial statements of the Corporation for the fiscal year ended December 31, 2011 and the report of the auditors thereon;

2.	To elect directors of the Corporation for the ensuing year;

3.	To appoint auditors of the Corporation for the ensuing year at a remuneration to be fixed by the directors;

4.
To consider and, if deemed appropriate, to pass a resolution approving all unallocated options issuable pursuant to the Corporation’s existing stock option plan in accordance with Toronto Stock Exchange requirements, as more particularly described in the accompanying information circular; and

5.	To transact such other business as may properly come before the meeting or any adjournment thereof.

The specific details of the matters proposed to be put before the Meeting are set forth in the Information Circular, accompanying this Notice.

Shareholders who are unable to attend the Meeting in person and who wish to ensure that their shares will be voted are requested to date, sign and return the enclosed form of proxy in accordance with the instructions contained in the accompanying Information Circular to the offices of Computershare Trust Company of Canada, Attention: Proxy Department, 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1, fax (866) 249-7775. Proxies must be received not less than forty eight (48) hours before the time fixed for holding the Meeting or any adjournment thereof (excluding Saturdays, Sundays and statutory holidays in the Province of Alberta). A person appointed as proxy need not be a Shareholder of the Corporation.

DATED at the City of Calgary, in the Province of Alberta, this 21st day of February, 2012.

BY ORDER OF THE BOARD OF DIRECTORS

“Michael S. West”

Michael S. West
President and Chief Executive Officer

INFORMATION CIRCULAR

MANAGEMENT SOLICITATION OF PROXIES

This Information Circular is furnished in connection with the solicitation of proxies by and on behalf of the management of CE Franklin Ltd. (the "Corporation" or "CE Franklin") to be voted at the Annual General and Special Meeting (the "Meeting") of the holders ("Shareholders" or "CE Franklin Shareholders") of common shares ("Common Shares or CE Franklin Shares") of the Corporation to be held on Thursday, April 26, 2012 at 2:30 p.m. (Calgary time) at the principal office of the Corporation at 1800, 635 – 8th Avenue S.W., Calgary, Alberta, and at any adjournment thereof, for the purposes set forth in the accompanying Notice of Meeting.  The solicitation is intended to be primarily by mail; however, proxies may also be solicited by telephone, facsimile transmission and other electronic means, or in person.  The cost of solicitation will be borne by the Corporation.  Except where otherwise stated, the information contained herein is given as of the 21st day of February, 2012.

RECORD DATE

The record date for the determination of CE Franklin Shareholders entitled to receive notice of and to vote at the Meeting is March 9, 2012.  CE Franklin Shareholders whose names have been entered in the share register at the close of business on that date will be entitled to receive notice of and to vote at the Meeting, provided that, to the extent a Shareholder transfers the ownership of any of the shareholder's shares after such date and the transferee of those shares establishes ownership of the shares and demands, not later than 10 days before the Meeting, to be included in the list of CE Franklin Shareholders eligible to vote at the Meeting, said transferee will be entitled to vote those shares at the Meeting.

APPOINTMENT AND REVOCATION OF PROXIES

The persons named in the enclosed form of proxy are directors and/or officers of the Corporation and have indicated their willingness to represent as proxy the Shareholders who appoint them. A Shareholder has the right to appoint a nominee other than the persons designated in the enclosed form of proxy to represent him at the Meeting by inserting the name of his chosen nominee (who need not be a Shareholder) in the space provided for that purpose on the form or by completing another proper form of proxy.  Such a Shareholder should notify the nominee of his appointment, obtain his consent to act as proxy and instruct him on how the Shareholder's shares are to be voted.  In any case, the form of proxy should be dated and executed by the Shareholder or his attorney authorized in writing, a copy of which authorization should accompany the proxy.

A form of proxy will not be valid for the Meeting or any adjournment thereof unless it is completed and deposited at the offices of Computershare Trust Company of Canada, Attention: Proxy Department, 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1, fax (866) 249-7775 at least forty eight (48) hours before the time fixed for holding the Meeting or any adjournment thereof (excluding Saturdays, Sundays and statutory holidays in the Province of Alberta).

In addition to revocation in any other manner permitted by law, a registered Shareholder who has given a proxy may revoke it any time before it is exercised by instrument in writing executed by the registered Shareholder or by his attorney authorized in writing and deposited either at the registered office of the Corporation at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, at which the proxy is to be used, or with the Chairman of the Meeting on the day of the Meeting, or any adjournment thereof, at which the proxy is to be used.

VOTING OF PROXIES

Each Shareholder may instruct his proxy how to vote his shares by completing the blanks on the form of proxy. Shares represented by properly executed forms of proxy will be voted or withheld from voting in accordance with the instructions or choices on any matter made on the forms of proxy on any vote or ballot that may be called for.  In the absence of such instructions or choices on any matter, such shares will be voted FOR all matters set out in this Information Circular.

The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments and variations to matters identified in the Notice of Meeting of Shareholders and with respect to any other matters which may properly come before the Meeting.  The shares represented by the form of proxy will be voted on such matters in accordance with the best judgment of the person voting such shares.  At the time of printing this Information Circular, management knows of no such amendments, variations or other matters to come before the Meeting.

BENEFICIAL CE FRANKLIN SHAREHOLDERS

The information set forth in this section is of significant importance to many CE Franklin Shareholders, as a substantial number of CE Franklin Shareholders do not hold CE Franklin Shares in their own name.  CE Franklin Shareholders who do not hold CE Franklin Shares in their own name ("Beneficial Shareholders") should note that only proxies deposited by CE Franklin Shareholders whose names appear on the records of CE Franklin as the registered holders of CE Franklin Shares can be recognized and acted upon at the Meeting.  If CE Franklin Shares are listed in an account statement provided to a CE Franklin Shareholder by a broker, then, in almost all cases, those shares will not be registered in the CE Franklin Shareholder's name on the records of the Corporation.  Such shares will more likely be registered under the names of the CE Franklin Shareholder's broker or an agent of that broker.  In Canada, the majority of such shares are registered under the name of CDS & Co. (the registration name for CDS Clearing and Depositary Services Inc., which acts as nominee for many Canadian brokerage firms).  CE Franklin Shares held by brokers or their agents or nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Shareholder.  Without specific instructions, brokers and their agents and nominees are prohibited from voting CE Franklin Shares for the brokers’ clients.

If the form of proxy was received by a CE Franklin Shareholder, unsigned, from an intermediary holding CE Franklin Shares on behalf of a CE Franklin Shareholder, the signed proxy must be returned to such intermediary so that the intermediary can vote the CE Franklin Shares on the CE Franklin Shareholder's behalf.

Therefore, Beneficial Shareholders should ensure that instructions respecting the voting of their shares are communicated to the appropriate person. Applicable regulatory policy requires inter-mediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of shareholders meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their shares are voted at the applicable Meeting.  The form of proxy supplied to a Beneficial Shareholder by its broker (or the agent of the broker) is similar to the form of proxy provided to registered Shareholders by CE Franklin. However, its purpose is limited to instructing the registered Shareholder (the broker or agent of the broker) how to vote on behalf of the Beneficial Shareholder. The majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. ("Broadridge"). Broadridge typically asks Beneficial Shareholders to return the proxy forms to Broadridge. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of shares to be represented at the applicable meeting.  A Beneficial Shareholder receiving a Broadridge proxy cannot use that proxy to vote CE Franklin shares directly at the Meeting - the proxy must be returned to Broadridge well in advance of the Meeting in order to have the CE Franklin Shares voted.

Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting shares registered in the name of his broker (or agent of the broker), a Beneficial Shareholder may attend at the Meeting as proxyholder for the registered CE Franklin Shareholder and vote the shares in that capacity.  Beneficial Shareholders who wish to attend at the Meeting and indirectly vote their shares as proxyholder for the registered Shareholder should enter their own names in the blank space on the instrument of proxy provided to them and return the same to their broker (or the broker's agent) in accordance with the instructions provided by such broker (or agent), well in advance of the Meeting.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The board of directors of the Corporation (the "Board") has fixed March 9, 2012 as the record date for determining Shareholders entitled to receive notice of the Meeting.  A person shown as a Shareholder of record on March 9, 2012 will be entitled to vote the shares then registered in such Shareholder's name, except to the extent that (a) the Shareholder has transferred the ownership of any of such shares after that date, and (b) the transferee of those shares produces properly endorsed share certificates, or otherwise establishes that the transferee owns the shares and demands not later than ten days before the Meeting that the transferee's name be included in the list of persons entitled to vote at the Meeting, in which case the transferee will be entitled to vote such shares at the Meeting.

As at February 21, 2012, the Corporation had issued and outstanding 18,028,433 Common Shares, including 579,951 Common Shares owned by the Corporation’s Benefit Trust to service the Corporation’s share unit plans (see “Share Unit Plan Summary” on page 19 of this Information Circular). Each Common Share entitles the holder to one vote. To the knowledge of the Corporation’s directors and officers, after reasonable inquiry, no person or group of persons beneficially owns, controls or directs, directly or indirectly, Common Shares carrying 10% or more of the voting rights attached to the Common Shares, except as specified below:

Name	Number of CE Franklin Shares	Percentage of CE Franklin Shares
Schlumberger Limited (“Schlumberger”)(1)	9,729,582	55.8%
Note:
(1)
Based on From 13D filed with the U.S. Securities and Exchange Commission (the “SEC”) on February 7, 2012, held by Wilson Distribution Holdings, LLC, an indirect wholly-owned subsidiary of Schlumberger.

BUSINESS TO BE ACTED UPON AT THE MEETING

RECEIPT OF DECEMBER 31, 2011 FINANCIAL STATEMENTS

The audited financial statements for the financial year ended December 31, 2011 (the "Financial Statements") of CE Franklin have been mailed to all registered Shareholders and to those Beneficial Shareholders that had requested to receive them. The Financial Statements, together with the annual report of the Corporation for the year ended December 31, 2011 are available on the Canadian System for Electronic Document Analysis and Retrieval ("SEDAR") and can be accessed at www.sedar.com and on the Electronic Data Gathering, Analysis, and Retrieval system at the SEC website at www.sec.gov. No formal action will be taken at the Meeting to approve the Financial Statements, which have already been approved by the Board. If any Shareholders have questions respecting the Financial Statements, the questions may be brought forward at the Meeting.

ELECTION OF DIRECTORS

The Board presently consists of seven directors. It is proposed that seven directors be elected to serve until the next annual meeting of shareholders or until their successors are duly elected, unless their offices are earlier vacated. The term of office of the directors expires upon the end of the next annual meeting of shareholders or upon the election of their successors.  The persons designated in the enclosed Form of Proxy, unless instructed otherwise, intend to vote for the election of the nominees set forth below. Management does not contemplate that any of the nominees will be unable to serve as a director; however, if that should occur for any reason prior to the Meeting, the persons designated in the enclosed form of proxy reserve the right to vote for other nominees in their discretion.

Controlling Shareholder and Majority Voting:  Shareholders should note that the form of proxy or voting instruction form provides for voting for individual directors as opposed to voting for directors as a slate. Schlumberger controls at least 50% of the CE Franklin Shares (the “Controlling Shareholder”). Accordingly, the Board has not adopted a Majority Voting Policy.

Independence: Of the seven members of the Board four are independent based on the definition of independence in National Instrument 52-110 – Audit Committees (the “Audit Committee Rule”), being a majority of the Board. For further discussion of Board member independence, see “Board Structure and Composition” on page 30.

Information is given below with respect to each nominee for election as a director.

	Robert McClinton Age: 62 Calgary, Alberta, Canada Director since: May 2, 2006 Independent Chairman of the Board
Mr. McClinton, a Chartered Accountant, has been an independent business consultant since April 2005. From September 2007 to October 2008, he served as CFO of CEP International Petroleum Ltd., a private company. Mr. McClinton was a major shareholder and President & CEO of BMP Energy Systems ("BMP") from 1992 to 2005, when BMP was sold to a public company. During the 10 years prior to joining BMP, Mr. McClinton served as director and senior financial officer of Canadian Turbo Inc. He began his career in 1969 with Deloitte & Touche in Northern Ireland. Mr. McClinton is a member of the Alberta and Canadian Institute of Chartered Accountants, and the Institute of Corporate Directors (“ICD”).

	Other Public Board/ Committee Memberships		None
Board/Committee Membership:			Attendance(1)(3):		Value of Total Compensation Received(5)
Board of Directors (Chairman) (2) Audit Committee Corporate Governance and Nominating Committee			9 of 9 4 of 4 3 of 3	100% 100% 100%	2010 2011	140,000 141,500
Securities Held(6) as at December 31, 2011 (at a Market Value of $8.26 per Common Share as at December 31, 2011)
Year	Common Shares	DSUs(7)	Total Market Value of Common Shares and DSUs(9)			Meets Ownership Requirements(8)
2010	Nil	33,482	$234,374			Yes
2011	Nil	38,795	$320,447			Yes

	Michael J.C. Hogan Age: 55 Calgary, Alberta, Canada Director since: May 2, 2006 Independent
Mr. Hogan has been a business consultant since 1998. He is a Professional Engineer and a 30 year veteran of the electric power industry. Mr. Hogan is President and CEO of Enact Power Ltd., which provides business development support to companies pursuing electric power investment in Canada and internationally. From 1995 to 1998, he was President and CEO of SaskPower Commercial Inc., the international development arm of SaskPower. He is a member of the Association of Professional Engineers, Geologists, and Geophysicists of Alberta (APEGGA) and the ICD. Mr. Hogan has also completed the Director Education Program and holds the ICD.D designation.

	Other Public Board/ Committee Memberships		None
Board/Committee Membership:			Attendance(1)(3):		Value of Total Compensation Received(5)
Board of Directors Corporate Governance and Nominating Committee (Chair) Compensation Committee			9 of 9 3 of 3 3 of 3	100% 100% 100%	2010 2011	109,500 112,500
Securities Held(6) as at December 31, 2011 (at a Market Value of $8.26 per Common Share as at December 31, 2011)
Year	Common Shares	DSUs(7)	Total Market Value of Common Shares and DSUs(9)			Meets Ownership Requirements(8)
2010	Nil	32,528	$227,696			Yes
2011	Nil	37,841	$312,567			Yes

John J. Kennedy Age: 59 Houston, Texas, United States Director since: July 14, 1999 Non-Independent
Mr. Kennedy is President of Wilson, a distribution unit of Schlumberger. Previously, he was Senior Vice-President and CFO of Smith International, the prior parent of Wilson. Mr. Kennedy has worked in the energy industry for over 30 years in various executive and management positions. He is a member of the board of directors of the Petroleum Equipment Supplier Association and a member of several professional bodies in both the United Kingdom and the United States, including the Energy Institute, the Association of Corporate Treasurers, and the ICD.

	Other Public Board/ Committee Memberships		None
Board/Committee Membership:			Attendance(1)(3):		Value of Total Compensation Received(5)
Board of Directors Compensation Committee Quality, Health, Safety and Environment Committee (Chair)			8 of 9 3 of 3 2 of 2	89% 100% 100%	2010 2011	None None
Securities Held(6) as at December 31, 2011 (at a Market Value of $8.26 per Common Share as at December 31, 2011)
Year	Common Shares	DSUs(7)	Total Market Value of Common Shares and DSUs			Meets Ownership Requirements(8)
2010	Nil	Nil	Nil			N/A
2011	Nil	Nil	Nil			N/A

Dharmesh Prasad Age: 48 Sugar Land, Texas, United States Director since: June 15, 2011 Non-Independent
Mr. Prasad is the Global Materials Manager for Schlumberger. In this role he is responsible for advising on the strategic and tactical direction for inventory management and distribution and consolidation and optimization of warehouses across the company. Previously, he was the Marketing Strategist for the Reservoir Production Group from January 2008 to December 2010, a role in which he worked on Mergers and Acquisitions. Mr. Prasad has held various Operations Management, Marketing and Technology, and HR Management roles since he joined Schlumberger as a Field Engineer in 1986. He has worked in 10 different countries. In Canada, he is a member of the ICD.

	Other Public Board/ Committee Memberships		None
Board/Committee Membership:			Attendance(1)(3):		Value of Total Compensation Received(5)
Board of Directors Corporate Governance and Nominating Committee Quality, Health, Safety and Environment Committee			3 of 5 1 of 2 0 of 1	60% 50% 0%	2011	None
Securities Held(6) as at December 31, 2011 (at a Market Value of $8.26 per Common Share as at December 31, 2011)
Year	Common Shares	DSUs(7)	Total Market Value of Common Shares and DSUs			Meets Ownership Requirements(8)
2011	Nil	Nil	Nil			N/A

	Bradley J. Thomson Age: 55 Calgary, Alberta, Canada Director since: April 6, 2010 Independent
Mr. Thomson has been a business consultant since April, 2009. He is a Chartered Accountant with over 25 years of diverse experience as a senior executive and corporate director in the energy services industry, including natural gas marketing, trading and transportation, oilfield services, and electricity generation, transmission and tele-communications. From 2004 to 2009 (and from 1994 to 1998), he was a member of the senior executive team of TransCanada Corporation. Mr. Thomson also held senior positions with Northridge Canada Inc. and KPMG LLP ("KPMG"). He is a member of the Alberta and Canadian Institute of Chartered Accountants and the ICD and holds the ICD.D designation.

	Other Public Board/ Committee Memberships		None
Board/Committee Membership:			Attendance(1)(3):		Value of Total Compensation Received(5)
Board of Directors Audit Committee Compensation Committee (Chair)			7 of 9(4) 4 of 4 3 of 3	78% 100% 100%	2010 2011	105,000 111,000
Securities Held(6) as at December 31, 2011 (at a Market Value of $8.26 per Common Share as at December 31, 2011)
Year	Common Shares	DSUs(7)	Total Market Value of Common Shares and DSUs			Meets Ownership Requirements(8)
2010	Nil	7,236	$50,652			Yes
2011	Nil	12,549	$103,655			Yes

	Keith S. Turnbull Age: 62 Calgary, Alberta, Canada Director since: April 6, 2010 Independent
Mr. Turnbull is a Chartered Accountant and has been a business consultant since his retirement as a Partner from KPMG on December 31, 2009, after nearly 30 years of service. Mr. Turnbull has extensive experience in all aspects of public company accounting and finance matters, including serving as Office Managing Partner at KPMG's Calgary office, where he was responsible for the strategic direction and growth of the Calgary practice, as well its audit, tax and advisory business. Mr. Turnbull is a member of the Alberta and Canadian Institute of Chartered Accountants and the ICD.

	Other Public Board/ Committee Memberships		None
Board/Committee Membership:			Attendance(1)(3):		Value of Total Compensation Received(5)
Board of Directors Audit Committee (Chair) Quality, Health, Safety and Environment Committee			9 of 9 4 of 4 2 of 2	100% 100% 100%	2010 2011	108,500 117,500
Securities Held(6) as at December 31, 2011 (at a Market Value of $8.26 per Common Share as at December 31, 2011)
Year	Common Shares	DSUs(7)	Total Market Value of Common Shares and DSUs			Meets Ownership Requirements(8)
2010	Nil	7,236	$50,652			Yes
2011	Nil	12,549	$103,655			Yes

		Michael S. West Age: 49 Calgary, Alberta, Canada Director since: January 15, 2002 Non-Independent
Mr. West is President and CEO of CE Franklin. From December 2003 to April 2008, he also served as Chairman of the Board of CE Franklin. Mr. West has held executive positions in the oilfield supply and distribution business for the past 15 years. Prior to joining the oil and gas sector in 1996, he worked for 11 years in various capacities in the automotive aftermarkets industry. Mr. West is a member of the ICD.

		Other Public Board/ Committee Memberships		None
Board/Committee Membership:				Attendance(1)(3):		Value of Total Compensation Received(5)
Board of Directors				9 of 9	100%	2011	None
Securities Held(6) as at December 31, 2011 (at a Market Value of $8.26 per Common Share as at December 31, 2011)
Year	Common Shares	Options	RSUs/ PSUs(7)	Total Market Value of Common Shares, Options RSUs/PSUs(9)			Meets Ownership Requirements(8)
2010	66,882	249,419	119,951	$1,444,742			N/A
2011	66,882	249,419	209,176	$2,678,510			N/A
Notes:
(1)	Board of Directors meeting attendance includes two strategy meetings of the Board.
(2)
Mr. McClinton was appointed as independent Chairman of CE Franklin in April, 2008. As such, he also serves on the Compensation and on the Quality, Health and Environment committees as ex-officio voting member.

(3)	For details of the 2011 Board and committee meeting attendance, see “Meeting Attendance” on page 27.
(4)	Includes two extra-ordinary meetings that Mr. Thomson was unable to attend.
(5)	For details of the 2010 and 2011 director compensation, see "Independent Directors Summary Compensation Table" on page 28.
(6)
The number of Common Shares beneficially owned, or controlled or directed by each director as at February 21, 2012 is the same as shown in the respective table as at December 31, 2011. The information as to the number of Common Shares beneficially owned or controlled, not being within the knowledge of the Corporation, has been furnished by the respective nominees.

(7)	For details pertaining to the Restricted Share Units (“RSUs”) and the Performance Share Units (“PSUs”) and the Deferred Share Unit (“DSU”) plans, see pages 19 and 27, respectively.
(8)	For details on the Share Ownership Guidelines, see page 27.
(9)
The value of the 2010 and 2011 Common Shares, DSUs, RSUs and PSUs was determined using the closing price of the Common Shares on the TSX on December 31, 2010 and 2011, which was $7.00 and $8.26, respectively and the value of the 2010 and 2011 options was calculated by determining the difference between the closing price of the Common shares on the TSX on December 31, 2010 and 2011, respectively, and the exercise price of such options.

APPOINTMENT OF AUDITORS

The persons designated in the enclosed Form of Proxy, unless instructed otherwise, intend to vote for the appointment of PricewaterhouseCoopers LLP, Chartered Accountants, Calgary, Alberta as auditors of the Corporation to hold office until the next annual meeting of Shareholders or until their successors are duly elected or appointed, at a remuneration to be fixed by the board of directors.  PricewaterhouseCoopers LLP or its predecessor, Coopers & Lybrand, have been the auditors of the Corporation since February 1993.

The following table summarizes the total fees paid to PricewaterhouseCoopers LLP, the external auditor of the Corporation, for the years ended December 31, 2011 and 2010.

Year-Ended December 31,	2011	2010
Audit fees(1)	$461,000	$460,000
Audit related fees(2)	42,000	30,000
All other fees	Nil	Nil
	$503,000	$490,000

Notes:
(1)
Audit fees include professional services for the audit of the annual financial statements and internal control over financial reporting, review of quarterly financial statements and annual filing documents.  The Audit Committee approved 100% of these fees.

(2)	Audit related fees include consultation regarding accounting and financial reporting standards. The Audit Committee approved 100% of these fees.

The Corporation’s audit committee policy states all auditing services and non-audit services provided to the Corporation by the Corporation’s auditors shall, to the extent and in the manner required by applicable law or regulation, be pre-approved by the Audit Committee of the Corporation.

APPROVAL OF UNALLOCATED OPTIONS PURSUANT TO THE STOCK OPTION PLAN

In accordance with the requirements of the TSX, every three years after institution, all unallocated options, rights and other entitlements under a security based compensation arrangement which does not have a fixed maximum number of securities issuable (commonly referred to as a "rolling plan") must be approved by a majority of the issuer's directors and the issuer's securityholders. As the Corporation's Option Plan does not have a fixed maximum number of securities issuable thereunder, the Shareholders are required to approve all unallocated options issuable pursuant to the Option Plan. The Corporation currently has 1,802,843 options ("Total Options") available for grant under the Option Plan, being 10% of the Corporation's issued and outstanding Common Shares. Of the Total Options, 732,579 options have been granted pursuant to the Option Plan ("Granted Options"). The difference between the number of Total Options and the number of Granted Options is the number of unallocated options which remain available for issuance pursuant to the Option Plan ("Unallocated Options"), currently being 1,070,264 Unallocated Options.

If the resolution approving all Unallocated Options under the Option Plan is not approved by Shareholders at the Meeting, currently outstanding options will continue unaffected. However, any further options that may be granted under the Option Plan may not be satisfied through the issuance of Common Shares from treasury. Furthermore, currently outstanding options that are subsequently cancelled or terminated will not be available for re-issuance under the Option Plan. The Corporation will continue to use the Option Plan as a long term incentive program for its directors, officers and employees, but no further issuances of Common Shares from treasury will be able to occur on options not yet granted. Instead, vested options will be satisfied either through the acquisition of Common Shares through the facilities of the TSX or at the election of the directors, in their sole discretion, by a cash payment, all in accordance with the terms of the Option Plan.

At the meeting, the Shareholders will be asked to consider and, if deemed advisable, approve an ordinary resolution (on a disinterested basis, excluding insiders) to approve all Unallocated Options under the Option Plan. The terms of the Option Plan are described in this Circular (See "Compensation Discussion and Analysis - Option Plan Summary").

The form of resolution to be considered by Shareholders at the Meeting is as follows:

"BE IT RESOLVED THAT:

1.	all Unallocated Options under the Corporation's Option Plan be hereby approved until April 26, 2015; and

2.
any director or officer of the Corporation is hereby authorized and directed, acting for, in the name of and on behalf of the Corporation, to execute or cause to be executed, under the seal of the Corporation or otherwise, and to deliver or cause to be delivered, such other documents and instruments, and to do or cause to be done all such other acts and things, as may in the opinion of such director or officer of the Company be necessary or desirable to carry out the intent of the foregoing resolution."

In the absence of contrary instructions, the persons designated in the accompanying Form of Proxy intend to vote in favour of the above resolution.

In order to be effective, the resolution approving the Unallocated Options under the Option Plan must be approved by a majority of votes cast at the Meeting, other than votes attaching to the Common Shares owned by insiders of the Corporation (as defined in the Securities Act (Alberta)) to whom securities may be issued under the Option Plan, and associates thereof. As at February 21, 2012, to the knowledge of the Corporation, such insiders of the Corporation and their associates hold 138,161 Common Shares which will be excluded from voting in respect of this resolution.

EXECUTIVE COMPENSATION
COMPENSATION DISCUSSION AND ANALYSIS

This Compensation Discussion and Analysis outlines and explains senior executive pay at CE Franklin. It also describes the policies and processes that the Compensation Committee and the Board use to determine the compensation for CE Franklin’s directors and executive officers.

Compensation Governance

Compensation Committee

The Compensation Committee is composed of three directors, two of whom, namely Bradley J. Thomson (Chair) and Michael J.C. Hogan are independent, as determined by the Board based on the definition of independence within the meaning of the Audit Committee Rule. John J. Kennedy is a representative of Schlumberger, the majority Shareholder of CE Franklin, and does not meet the independence requirements within the meaning of the Audit Committee rule but is independent from management of the Corporation.  In addition, Robert McClinton, as independent Board Chair, serves as an ex-officio voting member. The Chair of the Compensation Committee also serves on the Audit Committee, providing a link between compensation and risk management.

As such, a majority of the members of the Compensation Committee are independent. By taking into account the independence of the Schlumberger representative from CE Franklin’s management and the alignment of interests between Schlumberger and the minority Shareholders, the Board of Directors believes that all Compensation Committee members are positioned to fulfill their responsibilities objectively and in the interests of all Shareholders.

All members of the Compensation Committee have extensive experience in executive compensation and risk management through experience as senior leaders of diverse private and public organizations. Mr. Thomson is a business consultant. He is a Chartered Accountant and has, among other, direct experience related to compensation programs, design and implementation, as well as risk management experience gained though various senior executive roles and directorships held over a 25 year period in the energy services industry. Mr. Hogan is a business consultant. He is a professional engineer and has direct experience in the areas of human resource practices, policies, risk management and regulatory matters, among other areas, gained throughout his 30 year experience in the electric power industry, including his role as President and CEO of SaskPower Commercial Inc. Mr. Kennedy is President of Wilson Supply, a distribution unit of Schlumberger. He has over 30 years of senior executive and management experience in the energy industry. His operational, human resources and labour related experience spans across Canada and the United States. He has a sound understanding of human resources and risk management programs and strategies. For more information on the background and experience of the directors, see “Election of Directors”.

Based on the Compensation Committee members’ demonstrated experience in, among other areas, human resources, business, risk management and finance, the Board believes that, collectively, it has the knowledge, experience and background required to fulfill its mandate.

Compensation Committee Responsibilities, Powers and Operation

The Compensation Committee’s Terms of Reference are available at the Corporation’s website and in print to any Shareholder who requests a copy. The Compensation Committee assists the Board in oversight responsibilities in relation to human resources and compensation matters. The Compensation Committee is responsible for, among other matters, formulating and making recommendations to the Board on compensation issues relating to the directors and senior management, including the compensation philosophy and recommending compensation for the President and CEO and the executive officers. The Compensation Committee also recommends to the Board for approval the terms and granting of stock options, DSUs, RSUs and PSUs. Matters related to the CEO performance evaluation and succession planning have been delegated to the Corporate Governance and Nominating Committee. Compensation philosophy and programs are reviewed by the Compensation Committee on an annual basis to (a) assess their competiveness, (b) be satisfied that they continue to meet the Corporation’s compensation objectives, and (c) improve its overall ability to recruit, retain, and motivate high-performing employees in light of changing market conditions, the Corporation’s growth profile and its evolving strategies and goals.

The following table sets out the work plan adopted by the Compensation Committee for 2011. All matters contained therein have been successfully completed.

Responsibility	Feb.	Oct.	Dec.
Review annually the compensation philosophy and remuneration policy and make appropriate recommendations to the Board.
- Review YTD compensation results and expected 2011 total compensation
- Review 2012 total compensation market analyses
- Review preliminary 2012 total compensation proposal
- Review 2012 total compensation proposal
		■ ■ ■ ■	■
Monitor that executive compensation is appropriately related to operating performance and aligned with the Corporation’s short-and long-term objectives		■
Review human resources and compensation plan risks	*	■	*
Review, approve and authorize Board retainer and fees			■
Review and set CEO compensation level - Review Governance Committee CEO Assessment			■
Review compensation and benefits for senior management positions and make appropriate recommendations to Board
- Review senior executive compensation agreements, severance arrangements and change of control provisions
	*	*	■ *
Approve final year-end STI payouts	■
Review management’s recommendations for:
stock option or share purchase plans, and for
all other compensation plans, including appropriate performance metrics and make appropriate recommendations to Board
- Review share ownership report
	■	■	■
Administer stock option plan	■
Annual executive compensation disclosure: - Review preliminary annual executive compensation disclosure - Review annual executive compensation disclosure and recommend to Board for approval	■		■
Review management’s reports on human resource issues	■	■	■
Review the independence and performance of compensation consultants, if any	*	*	*
Review Committee performance	■
Report regularly to Board	■	■	■
Approve compensation consultant retention and fee arrangements	*	*	*
Pre-approve any engagement and/or executive compensation-related or other fees for services performed for the Corporation by the compensation consultant	*	*	*
Review Committee Terms of Reference (in conjunction with the Governance Committee) and report to Board on its adequacy		■
Perform any other related activities and engage independent counsel and other advisors, as considered necessary	*	*	*

■       regularly, at meetings indicated
*   periodically, if and when required

In-camera sessions without management present, with and without compensation advisors (as applicable), are held at every meeting. The Compensation Committee has the authority to engage its own outside consultants and advisors, including independent counsel.

The Compensation Committee met three times during 2011 and all of the recommendations to the Board have been made unanimously.

Compensation Consultant

The Compensation Committee first engaged Mercer (Canada) Limited (“Mercer”), a wholly owned subsidiary of Marsh & McLennan Companies, Inc. (“Marsh & McLennan Companies”) as independent compensation consultant in 2007 to assist the Committee in determining compensation for the Corporation’s executive officers and/or directors. For 2011 and 2010, this support has consisted of (i) the provision of general market observations with respect to market trends and issues, (ii) the compilation of benchmark market data and the provision of advice on the use of such data, and (iii) attendance at Compensation Committee meetings to review market trends and issues and present market analysis.

In addition, the Corporation retained Marsh, Oliver Wyman, Guy Carpenter, a separate operating company owned by Marsh & McLennan Companies, to provide other services unrelated to executive and/or director compensation during 2011 and 2010. Marsh Canada Limited acts as the Corporation’s representative to the insurance marketplace for the purpose of offering insurance placement opportunities to insurers for coverage the Corporation regards as appropriate. Marsh Canada Limited also provides surety services for the placement of contract bonds for the Corporation.

In December 2011, the Compensation Committee amended its mandate to include, among other, that the Chair of the Compensation Committee pre-approve other services provided by the compensation consultant to the Corporation at the request of management.

Executive Compensation-Related Fees
Mercer’s aggregate fees billed for executive and/or directors compensation services to the Compensation Committee in financial year 2011 were $8,620 and in 2010 were $25,053.

All Other Fees
During the 2011 and 2010 financial years, the aggregate fees paid to Marsh & McLennan Companies affiliates for all other services were $183,788 in 2011 and $173,282 in 2010.

Compensation Principles and Objectives

The objectives of the Corporation's compensation programs are to (a) align the executives' interests with those of Shareholders; (b) provide market based compensation that is sufficient to attract, retain and reward a high calibre management team; (c) maintain ability to attract experienced directors; (d) provide the opportunity to earn total compensation that is commensurately above or below average when the Corporation’s performance varies from expectations; and (e) generate company-wide collaboration and superior performance results.

Compensation Program Design

The Corporation utilizes a "pay-for-performance" approach to compensation. Actual rewards are directly linked to the business goals and results of the Corporation. These include financial and non-financial performance measures which are aligned with Shareholder interests.

Named Executive Officers

The following is a discussion of the compensation arrangements for the President and CEO, the Vice-President  and CFO (past and present) and the other three most highly compensated executive officers of CE Franklin (each a “Named Executive Officer” or a “NEO” and collectively the “Named Executive Officers” or “NEOs”). For the period ended December 31, 2011, the Corporation had the following six NEOs:

Michael S. West	President and CEO
Derren Newell	Vice-President and CFO
W. Mark Schweitzer	Past Vice-President and CFO
Merv Day	Senior Vice-President, Business Development
James E. Baumgartner	Vice-President, Commercial Strategies
Timothy M. Ritchie	Vice-President, Strategic Execution

Executive Compensation Plan Elements

All elements of the Corporation’s compensation plan are intended to attract, retain and align executive performance with Shareholders' interests and to meet CE Franklin’s compensation principles and objectives, as stated above.  The compensation plan is composed of:

➢	base salary and benefits;
➢	short-term cash bonus plan; and
➢	mid-term and long-term incentive plans.

Mid and long-term incentive plans are comprised of share-based compensation, thereby directly aligning executive interests with those of Shareholders.

The Corporation provides a significant proportion of pay at risk through short-term cash bonus and medium and long-term incentives. The actual compensation mix varies by executive level. Generally, the higher the level of responsibility, the greater the proportion of total target compensation that is variable or at risk.

For 2011, approximate target compensation components for the executive officers consisted of:

	Fixed Compensation	Variable or “At Risk” Compensation
Position	Base Salary	Short-Term Cash Bonus	Medium and Long- Term Incentives	Total Pay At-Risk
CEO	30%	25%	45%	70%
Vice President and CFO	40%	25%	35%	60%
Other NEOs	45-55%	20%	25-35%	45-55%

Benchmarking Data and Review Process

The total compensation level and plan design versus marketplace as defined by a peer group is reviewed for each position by Mercer through a bi-annual executive total compensation analysis, or as required due to marketplace or job design changes.  On an annual basis, compensation levels and plan design are reviewed by the Compensation Committee in the fall.  Total compensation levels are generally targeted at the peer group median and adjusted for experience and scope of responsibility of the particular NEO. Formulaic elements of the plan can be adjusted as required to achieve responsible and sustainable executive compensation. Changes or adjustments to plan design are identified to enable management to prepare a proposed Executive Compensation Plan for the coming year, to be approved by the Board in December.

The peer group is comprised of Canadian industrial suppliers, Calgary-based organizations of comparable size and region-specific retailers in local and national markets. This data is augmented, as required, with survey and/or proxy data from other public, comparably sized organizations in the oil and gas industry for executive positions.  Compensation data from CE Franklin’s direct competitors is not publicly available. As part of the bi-annual executive total compensation analysis conducted in the fall of 2010, the Corporation’s executive peer group, as recommended by Mercer, included 14 companies:

Mullen Transportation Inc.	Marsulex Inc.
Wajax Ltd.	Badger Daylighting Inc.
Trican Oilwell Services Company Ltd.	Peak Energy Services Ltd.
North American Energy Partners	Pure Energy Services Ltd.
Calfrac Well Services Ltd.	Essential Energy Services Ltd.
ATS Automation	Total Energy Services Ltd.
Newalta Income Fund	Black Diamond Group Ltd.

The CEO annually assesses the individual performance and development of each executive officer and recommends the appropriate compensation target levels for each individual. Total compensation target levels for the coming year are established based on:

➢	individual performance and contribution;
➢	strategic value to the Corporation’s future plans and compensation history; and
➢	relative level of total compensation compared to marketplace.

The Compensation Committee reviews these recommendations and recommends to the Board the approval of the total compensation package for the NEOs. For the CEO, the Compensation Committee receives and reviews the results of the performance assessment established by the Corporate Governance and Nominating Committee and supported by the Board. The Compensation Committee then recommends to the Board for their review, discussion and approval, the compensation package payable to the CEO. For 2011, the CEO performance was assessed against the following financial and operational targets and key objectives:

Financial/Operational Targets	earnings per share (“EPS”), accounts receivable and inventory efficiency, return on net assets (“RONA”)(1) and safety measures, based on annual business plan, budget and safety reports.
Key Objectives	on progress made with respect to strategic initiatives, as established by the five year strategic plan.
on leadership performance, including management team development and succession planning.

Note:
In general, the achievement of financial and operational targets is given more significant weighting than the realization of key objectives.
(1)
RONA is defined as annual net income before interest and income tax expenses, divided by average month-end total assets excluding cash, less liabilities, revolving term bank debt and other financial liabilities, and future income tax assets and liabilities.

Elements of 2011 Executive Compensation

During 2011, the Corporation's compensation arrangements for senior executives, including the NEOs consisted of a combination of (a) base salary, (b) short-term incentives (cash bonus), and (c) mid-term and long-term incentives.

Base Salaries

The Corporation pays base salary in order to provide a fixed level of income to its executives. Base salaries are reviewed annually. Actual salary levels reflect general market conditions, peer group base compensation generally targeted at the median, level of responsibility, experience, expertise and accountability within the Corporation, as well as subjective factors such as the executive’s performance in a variety of areas, including leadership, commitment and ability to motivate others. Base salaries are also compared to other employees and senior executives to assess internal equity. In early 2009, salaries were re-instated to levels prior to the roll back taken in January of 2008 in support of the Corporation’s business plan (each senior executive had volunteered to take a $10,000 base salary roll back and $30,000 for the CEO, to reduce operating expenses and retain staff in light of the challenging industry demand profile, then anticipated to prevail for 2008). In April of 2009, to mitigate the effects of the economic downturn, CE Franklin established a furlough program, requiring all employees, including the NEO’s, to take one day off per month without pay. The furlough program created employee cost consciousness, saved labour costs and united the Corporation in its effort to preserve jobs and maintain customer service. The impact of the furlough program on the 2009 base salaries for the NEO’s resulted in a reduction of approximately 3.8%. The furlough program was completed in April 2010. Other than for merit increases, base salaries remained frozen for 2010, in response to the challenging economic environment. Based on market data, overall 2011 compensation levels, including base salary levels for NEOs remained unchanged, other than for changes in positions or increased responsibilities.

Perquisites and Personal Benefits: Benefit plans provided by the Corporation include group life, health and medical, pension (RRSP) contributions and other benefits that are available to all salaried employees to support their health and well-being. These plans are reviewed periodically to ensure that they continue to meet the needs of the Corporation’s employees and that benefits remain competitive.  Perquisites are applied according to business need and marketplace comparison of job class compensation plan matching, provided they are cost effective and assist employees in carrying out their duties effectively.

Short-Term Cash Bonus Plan

Since 2005, EPS, inventory turns and accounts receivable days sales outstanding (“DSO”) have been the central measures used to determine payouts under the Short-Term Cash Bonus Plan (“STIP”) for the executive officers. Safety and other measures have periodically been included to achieve specific results. For 2011, an individual key performance indicator (“KPI”) measure has been added for senior executives to increase emphasis on accountability for work plan results. All of the measures are central to the STIP, as they are critical measures which indicate CE Franklin’s performance.

           For 2011, the following STIP measures and weightings were established:

➢	40% linked to EPS performance
➢	25% linked to individual KPI performance
➢	15% linked to inventory turn(1) performance
➢	10% linked to DSO(1) performance
➢	10% linked to Safety performance

Note:
(1)
Inventory turns are calculated using cost of goods sold for the quarter on an annualized basis compared to the period end inventory balance.  DSO is calculated using average sales per day for the quarter compared to the period end accounts receivable balance.

STIP payouts for all measures were capped at two times target STIP percentage of salary for each NEO (subject to an overall maximum STI payout for all employees of 20% of before-tax profit). The target EPS for 2011 at $0.61 was at budget and a graduated payout band of plus or minus 30% of target was established. Individual KPIs can be qualitative and quantitative in nature. KPIs are based on a detailed work plan for each NEO. For DSO and inventory turns, the graduated payout band was set at plus or minus 10% of budget. Safety performance was based 50% on total reportable injury rate (“TRIR”) and 50% on driver fault vehicle accident measurements.

The Corporation’s basic EPS for 2011 at $0.82 was 34% above the 2011 target of $0.61.  The average individual KPI performance rating for the NEOs was 96%.  Inventory turn target of 5.8 corporate-wide turns was not met at 4.3 turns. DSO performance at 53.9 did not meet the target of 51 days.  The annual safety performance target of TRIR ≤ 0.9 was not met at 2.5 and annual driver fault vehicle accident rate of ≤ 6 was met at 6.

The 2011 STIP payout for each NEO paid in February of 2012 was based on this program. The payout compared to target for NEOs was approximately 102%. (See "Summary Compensation Table"). The NEOs continue to be eligible for the STIP program, which is reviewed by the Compensation Committee on an annual basis with targets established based on the Corporation’s annual operating objectives and business plans.

Mid-term and Long-term Incentives: Option-based and Share-based Awards

In late 2008, the option and share-based plans were redeveloped by management with the assistance of Mercer, based on the recommendations of the Compensation Committee and approved by the Board of Directors in January, 2009.  The Corporation’s mid and long-term incentive plans ("LTIP") are comprised of (a) stock options ("Options"), (b) restricted share unit ("RSU") awards, and (c) performance share unit (“PSU”) awards which are focused on medium and long-term performance, retention and alignment of executive’s interests with those of the Shareholders.

Annual option and share-based target awards for each executive, including the NEOs (other than for the CEO) are established by the CEO based on (a) principles of external competitiveness, (b) strategic contribution (the executive’s performance) in the prior year, and (c) recognition of future potential.  Target awards are reviewed and recommended to the Board for approval by the Compensation Committee. The CEO’s option and share-based awards are determined by the Compensation Committee after consideration of the performance evaluation report received from the Corporate Governance and Nominating Committee. Neither the CEO nor the Compensation Committee consider the amounts of previous grants. The Compensation Committee further considers, among such other factors as they may deem relevant, the Corporation’s performance, Shareholder returns, and the value of similar incentive awards to CEOs at comparable companies.

Option-based Awards

No Options have been granted since 2008 and the Option Plan was temporarily suspended, due to extremely volatile market conditions, with the Corporation’s stock trading below the book value of its assets, making the valuation of Options difficult. The Option Plan is being maintained and the merits of granting options as part of the LTIP is being considered by the Compensation Committee on an annual basis. The LTIP portion for the years 2009, 2010 and 2011 consisted of RSU awards, governed by the terms of the Corporation's Share Unit Plan. See “Share-based Awards” below.

In January 2009, the Option Plan was amended by (a) revising the maximum number of Common Shares reserved for issuance under the Option Plan to 10% of the issued and outstanding Common Shares, independent of shares reserved for issuance under any other compensation arrangement; and (b) including a provision for the granting of an election to Option Plan participants to have the Corporation settle their vested options in return for cash or shares (collectively, the “2009 Amendments”).  The 2009 Amendments were approved by Shareholders on April 28, 2009 together with all unallocated options under the Option Plan until April 28, 2012.

In December 2010, the practice of providing an election to Option Plan participants to have the Corporation settle their vested options in return for cash was stopped, and the Option Plan was amended by adding provisions that provide for withholding of income tax owing on option exercise, in response to certain provisions contained in the Federal Government’s 2010 budget (the “2010 Amendments”).

Option Plan Summary:  The Option Plan was established on September 14, 1993 and was amended on November 21, 1994, October 24, 1995, September 10, 1996, February 12, 1998, April 30, 1998, May 1, 2001, May 3, 2005, May 2, 2007, July 24, 2008, January 29, 2009 and December 14, 2010. The 2009 and 2010 Amendments are described above. The Option Plan provides that the Board may grant Options, subject to the terms of the Option Plan, to employees, officers or directors of the Corporation and its subsidiaries and to officers or employees of affiliates (as defined in the Business Corporation Act (Alberta)) with whom the Corporation conducts business (collectively, the "Eligible Participants").  Under the terms of the Option Plan:

1.	Options may be granted in such numbers and with such vesting provisions as the Board of Directors may determine;

2.
the exercise price of Options shall not be less than the ten (10) day volume weighted average trading price of the Common Shares traded through the facilities of the NASDAQ (or an equivalent United States based Stock Exchange) or the TSX trading on the last trading day preceding the grant date, as expressed in both U.S. dollars and Canadian dollar equivalents at such date;

3.	the maximum term for Options is ten years;

4.
the aggregate number of Common Shares reserved for issuance pursuant to Options granted to any one person, when combined with any other share compensation arrangement, may not exceed 5% of the outstanding Common Shares (on a non-diluted basis);

5.
vesting of Options may be accelerated at the discretion of the Board of Directors; in the event that an optionholder ceases to be an Eligible Participant such Options shall cease and terminate on the sixtieth day following the date that such optionholder ceased to be an Eligible Participant, unless otherwise determined by the Board with respect to any particular optionee (and unless the termination was for cause, in which case the Board of Directors may determine that such Options shall terminate immediately), and in the event of the death of a holder of Options, such Options shall be exercisable until the earlier of six months following the death of the holder and the expiry of such Options, and in the event of a sale of the Corporation or all or substantially all of its assets or the liquidation or dissolution or merger, amalgamation, consolidation or absorption with or into any other corporation or if any person, firm corporation of related or affiliated persons, firm, or corporation make a general offer to any or all of the Shareholders of the Corporation to acquire more than 50% of all of the outstanding Common Shares of the Corporation then the Board of Directors may provide for early exercise or termination or other adjustments of the Options;

6.	the aggregate number of Common Shares that may be reserved for issuance under the Option Plan must not exceed 10% of the number of Common Shares, on a non-diluted basis, outstanding at that time;

7.	the maximum percentage of securities under the Option Plan available to insiders is 10%;

8.	Options are not transferable or assignable except under limited circumstances; and

9.
the Board has the right to amend or discontinue the terms and conditions of the Option Plan subject to the prior consent of any applicable regulatory bodies, including the TSX.  Under the Option Plan, the Board has the ability to make amendments to the Option Plan or a specific option grant without further approval of Shareholders to the extent that such amendments cure an ambiguity, error or omission; are necessary to comply with applicable laws or requirements; are in respect of administrative or eligibility matters; change the terms of the Options including a change in pricing (other than to insiders) and vesting provisions; change termination provisions (so long as the change does not entail an extension beyond the original expiry date); or are amendments of a housekeeping nature.

 Share-based Awards

In January 2009, the Corporation established a medium-term incentive program ("MTI"), consisting of PSU awards, valued at a target percentage of total compensation within market ranges for similar positions, earned through a first year corporate performance measure and time vested over a period of three years from the date of grant. The MTI was first implemented for 2009 and has been created to focus and reward senior executives for multi-year goals and objectives within a one to three year time horizon.  These objectives are not always well served by annual cash flow and earnings measures and are expected to produce results faster than long-term objectives (three to seven year time horizons).

The total number of PSUs granted is established one year following the declaration of the target unit award amount by multiplying the target unit award amount by a performance multiplier. PSU target units were awarded on February 2, 2011.  The 2011 performance measure, approved by the Board on February 2, 2011, consists of RONA targets, based on historical analysis of the Corporation’s RONA performance.

For 2011, the following MTI payout ranges were established:

➢	Less than	7.8%	- no payout
➢	Threshold	7.8%	-.25 times targeted payout
➢	Target	11.9%	- 1 times targeted payout
➢	Cap	30%	- 2 times targeted payout

On February 2, 2012, the Board approved the 2011 performance multiplier of 104%, based on the 2011 RONA performance. Accordingly, PSUs earned for 2011 were granted on February 2, 2012, by multiplying the target unit awards set on February 2, 2011 by the 2011 performance multiplier.

To replace the Options typically awarded as part of the LTIP program, the Corporation granted PSUs and RSUs for 2011. The PSUs and RSUs were granted pursuant to the terms of the Share Unit Plan. See “Share Unit Plan Summary” below. For 2011 RSU and PSU awards to each NEO, see “Summary Compensation Table”.

Share Unit Plan Summary: RSUs and PSUs entitle the holder thereof to receive, upon exercise by the holder, but at the election of the Corporation:  (i) a number of Common Shares equal to the number of mature RSUs or PSUs then held; or (ii) a payment from the Corporation equal to the closing price per Common Share of a stock exchange on which the Common Shares are then listed for trading for each mature RSU or PSU then held.  Pursuant to the Share Unit Plan, the number of RSUs and PSUs that may be issued in any given year is subject to certain restrictions. The number of RSUs and PSUs granted is to be determined at the discretion of the Board of Directors at the time of the granting of the RSUs and PSUs, as is the term and vesting policies.  There may not be issued any RSUs or PSUs exceeding 10% of the outstanding issue from time to time and no one eligible RSU or PSU recipient can receive RSUs and/or PSUs entitling the eligible recipient to acquire more than 5% of the total Common Shares by way of the granting of RSUs and/or PSUs.  There may not be issued to any one insider and such insider's associates, within a one-year period, a number of RSUs and/or PSUs of the Corporation exceeding 5% of the issued and outstanding Common Shares.

RSUs awards are issued and PSU target unit awards set at the market price of the Common Shares, whereby the market price is based on the weighted average trading price of the Common Shares on the TSX on that date and the nine trading days immediately preceding the date of approval of such awards by the Board (the “Fair Market Value”). Using the market price of the Common Shares as the Fair Market Value of the RSU awards and PSU target awards is considered as an effective way to determine Fair Market Value, as this is the price at which Common Shares could be sold.

All RSUs and PSUs awarded to date vest over a three year period (33.3 percent each at the end of the first, second and third anniversary following the award date). Vested RSUs and PSUs may be exercised at any time by providing the requisite notice to the Corporation up to December 31st in the year that is three years after the date of the award.

To date, the Corporation has funded all RSU and PSU exercises with Common Shares purchased in the open market.  It is the Corporation's intention to continue to fund future RSU and PSU exercises through open-market purchases of Common Shares.

Risk Assessment and Oversight
As stated in its Terms of Reference, the Board of CE Franklin and its committees have the responsibility to understand the principal risks of the business in which the Corporation is engaged, to achieve a proper balance between risks incurred and the potential return to Shareholders, and to ensure that there are systems in place which effectively monitor and manage those risks with a view to the long-term viability of the Corporation. Effective risk management is a key oversight responsibility and critical to CE Franklin’s success and the achievement of its business strategies and goals.

The Audit Committee assists the Board with oversight responsibilities relating to financial risk management and derivative positions, if any used to manage the risks. The Audit Committee also monitors public disclosure and insurable risks. On a quarterly basis, the Audit Committee reviews with management and the external auditors their assessment of significant financial risks, including risks driven by the economic environment and credit risks, and the steps that management has taken to monitor and mitigate such risks. The results are reported to and reviewed by the Board at each regularly scheduled meeting together with reports from management on current and evolving operational and strategic risks.

The Quality, Health, Safety & Environment Committee assists the Board with oversight responsibilities relating to quality and customer service issues and environmental, health and safety risks, liabilities, policies, practices and procedures. Risks in these areas are closely monitored by this committee and reported to the Board. Changes to or new risk management policies are recommended to the Board, as appropriate.

The Compensation Committee assists the Board with oversight responsibilities relating to CE Franklin’s compensation policies and practices. Implications of the risks associated with Corporation’s compensation policies and practices were discussed between the Compensation Committee and the Board. The Compensation Committee does not believe that CE Franklin’s compensation programs encourage its senior executives to take inappropriate or excessive risks.  Reasons for this assessment include the following:

▪
CE Franklin is a leading supplier of products and services to the energy industry with an industry leading distribution network. Compensation policies and practices are uniform throughout the organization and there are no significant differences in the compensation structure among senior executives.

▪
Overall compensation programs are market-based and aligned with the Corporation’s annual business plan and long-term strategies. Performance metrics used in determining compensation are consistent with and directly linked to the achievement of CE Franklin’s business goals.

▪	Compensation expense and incentive pools are linked to financial risk management processes and monitored on an ongoing basis.

▪	The compensation expense to executive officers is not a significant percentage of CE Franklin’s revenue.

▪
The compensation package for executive officers consists of fixed (base salary) and variable (annual bonus – STIP, MTI and LTIP) compensation, designed to balance the level of risk taking, while focusing on generating long-term and sustainable value for Shareholders.

▪	RSUs and PSUs vest over a three-year period and generally represent 25-45% of total senior executive compensation which further mitigates any short-term risk taking potential.

▪	STIP payouts and RSU and PSU awards are capped based on a percentage of salary and subject to overall maximum thresholds.

▪	An executive who resigns or is terminated for cause will forfeit all STIP and unvested RSU/PSU payouts.

▪	Results of the annual performance assessments of senior executive goals and objectives are reviewed and considered. Discretion or judgement may be applied to performance measures, if necessary.

▪
CE Franklin’s Code of Business Conduct applies to all employees and requires that compliance with the law, honesty, integrity, and with the Mission Statement and Operating Values are not to be sacrificed in the name of profit or perceived self-interest.

Executive Hedging

Under CE Franklin’s Insider Trading Policy and based on legislation, all of the Corporation’s directors, officers, employees or consultants are prohibited from short-selling securities of CE Franklin where such person does not own or has not fully paid for the securities being sold. On December 13, 2011, the Insider Trading Policy was amended to include an explicit provision, prohibiting CE Franklin’s directors and officers from hedging equity-based compensation awards and securities held under share ownership requirements.

CD&A Summary Remarks and 2012 Compensation Program Outlook

           The Compensation Committee has reviewed, discussed and recommended the CD&A to be included in the Information Circular. The Compensation Committee is satisfied that the Corporation’s current executive compensation programs and levels of compensation are aligned with CE Franklin’s performance and reflect competitive market practices.

At this time, the Corporation does not intend to make significant changes to the compensation policies and practices for 2012.

Performance Graph

The following graph compares the yearly change in the Corporation's cumulative total Shareholder return on its Common Shares as listed on the TSX based on an initial fixed investment of $100 with the cumulative return on S&P/TSX Composite Total Return Index (“S&P/TSX Composite”) and the S&P/TSX Oil and Gas Equipment and Services sub-index (“S&P/TSX O&G E&S”).

	Dec. 31/06	Dec. 31/07	Dec. 31/08	Dec. 31/09	Dec. 31/10	Dec. 31/11
CE Franklin	100	55.4	26.8	60.1	59.6	70.3
S&P/TSX Composite	100	109.8	73.6	99.4	116.9	106.7
S&P/TSX O&G E&S	100	106.9	66.9	95.2	120.4	109.8

The total compensation received by the NEOs over the periods reflected in the above Performance Graph, has generally tracked fluctuations in CE Franklin’s Shareholder return over such periods, as share-based awards form a significant portion of executive compensation. In this manner, as the Corporation’s share price increases or decreases, the value of share-based compensation awards fluctuate similarly. Additionally, the performance metrics used to determine STIP and PSU awards are aligned with CE Franklin’s business performance which, over time, are expected to have an impact on the value of the Corporation’s Common Shares.

SUMMARY COMPENSATION TABLE

The following table sets forth the compensation information for the NEOs for services rendered to the Corporation for the three years ended December 31, 2011.

Name and Principal Position	Year	Salary(1) ($)	Share-Based Awards ($)(2)	Option-Based Awards ($)	Non-Equity Incentive Plan Compensation		Pension Value ($)	All Other Compensation ($)(4)	Total Compensation ($)
					Annual Incentive Plans ($)(3)	Long-Term Incentive Plans ($)
Michael S. West President and CEO	2011 2010 2009	420,000 413,538 405,000	612,000 426,000 402,000	- - -	367,080 122,682 140,000	- - -	- - -	11,146 11,000 10,496	1,410,226 973,220 957,496
Derren Newell Vice-President and CFO(5)	2011 2010	221,923 48,615	224,400 40,000	- -	116,418 4,820	- -	- -	- -	562,741 93,435
W. Mark Schweitzer Past Vice-President and CFO(5)	2011 2010 2009	150,000 295,385 290,000	- 284,000 268,000	- - -	- 65,723 75,000	- - -	- - -	7,500 14,769 14,481	157,500 659,877 647,481
Merv Day Senior Vice-President Business Development	2011 2010 2009	225,000 212,885 217,000	153,000 106,500 100,500	- - -	103,995 32,862 49,000	- - -	- - -	11,250 10,644 8,221	493,245 362,891 374,721
James E. Baumgartner Vice-President Commercial Strategies	2011 2010 2009	210,000 206,769 203,000	114,240 75,250 70,350	- - -	97,062 30,671 48,000	- - -	- - -	10,500 10,388 10,137	431,802 323,088 331,487
Timothy M. Ritchie Vice-President Strategic Execution	2011 2010 2009	196,000 186,954 189,000	153,000 106,500 100,500	- - -	90,591 28,626 43,000	- - -	- - -	11,195 11,217 11,353	450,786 333,297 343,853

Notes:
(1)
The furlough program was completed in April 2010 and base salaries otherwise remained frozen for 2010. The 2009 salaries reflect the impact of (a) the early 2009 re-instatement of salaries to levels prior to the 2008 roll back and (b) the furlough program (See “Base Salaries”).

(2)
Includes CE Franklin’s RSU and PSU awards at a split of 50% RSUs and 50% PSUs at the date of grant. RSU awards were granted and PSU target awards set on February 2, 2011 at Fair Market Value of $8.43. PSU target awards were subsequently multiplied by a performance multiplier of 104%, based on actual 2011 RONA performance, to calculate the value of PSU awards earned for 2011 (For a description of the RSUs and PSUs, including the methodology used to calculate Fair Market Value of the RSU awards and PSU target awards, see “Share-based Awards”).

(3)	Annual incentive bonus amounts are disclosed in the year in which they are earned, not in the year in which they were paid.
(4)	Consists of employer contributions towards a group registered retirement pension and savings plan (See “Retirement Benefits”).
(5)
Mr. Schweitzer ceased to hold and Mr. Newell was appointed to the position of Vice-President and CFO on June 8, 2011. Mr. Newell joined CE Franklin on September 7, 2010 as Financial Controller of the Corporation.

INCENTIVE PLAN AWARDS

Outstanding Share-based Awards and Option-based Awards

	Option-based Awards				Share-based Awards (RSUs and PSUs)
Name	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiration Date	Value of Unexercised In-the-Money Options(1) ($)	Number of Shares or Units of Shares that have not Vested (#)	Market or Payout Value of Share-based Awards that have not Vested (2) ($)	Market or Payout Value of Vested Share-based Awards not Paid out or Distributed (3)($)
Michael S. West	17,472 41,991 189,956	4.60 10.90 6.50	01/11/2015 01/31/2017 12/11/2014	398,271	RSU: 84,359 PSU: 54,628	1,148,033	575,352
Derren Newell	Nil	N/A	N/A	Nil	RSU: 17,091 PSU: 13,301	251,038	16,382
W. Mark Schweitzer	Nil	N/A	N/A	Nil	RSU: Nil PSU: Nil	N/A	Nil
Merv Day	Nil	N/A	N/A	Nil	RSU: 21,089 PSU: 13,658	287,010	143,845
James E. Baumgartner	26,203 6,996 31,656	4.60 10.90 6.50	01/11/2015 01/31/2017 12/11/2014	151,618	RSU: 15,170 PSU: 9,937	207,384	101,026
Timothy M. Ritchie	28,139 41,824 28,823 6,996 28,492	3.49 2.70 4.60 10.90 6.50	12/13/2012 12/12/2013 01/11/2015 01/31/2017 12/11/2014	522,402	RSU: 21,089 PSU: 13,658	287,010	Nil

Notes:
(1)
The value of unexercised In-the-Money Options at December 31, 2011 was calculated by determining the difference between the closing price of the Common Shares on the TSX on December 31, 2011, which was $8.26 and the exercise price of such options.

(2)	Consists of RSU and PSU Share-based awards. The value of the RSUs and PSUs was determined using the closing price of the Common Shares on the TSX on December 31, 2011 which was $8.26.
(3)
The market or payout value of vested share-based awards not paid out or distributed represents the aggregate dollar value that would have been realized if the RSUs and PSUs had been exercised on the vesting date.

Incentive Plan Awards – Value Vested or Earned During 2011

Name	Option-based Awards – Value Vested During 2011(1)($)	Share-based Awards - (RSUs and PSUs) Value Vested During 2011(2)($)	Non-equity Incentive Plan Compensation Payout during the Year (3) ($)
Michael S. West	78,357	424,419	367,080
Derren Newell	N/A	16,382	116,418
W. Mark Schweitzer	Nil	282,952	Nil
Merv Day	Nil	106,112	103,995
James E. Baumgartner	13,058	74,612	97,062
Timothy M. Ritchie	11,753	106,112	90,591

Notes:
(1)	The value vested during 2011 for Option-based Awards represents the aggregate dollar value that would have been realized if the options had been exercised on the vesting date.
(2)	The value vested during 2011 for RSUs and PSUs represents the aggregate dollar value realized or that would have been realized if the RSUs and PSUs had been exercised on the vesting date.
(3)	Paid in February 2012 for annual STIP bonus earned in 2011.

RETIREMENT BENEFITS

The Corporation does not have a defined benefit or a defined contribution pension plan. It has a group registered retirement savings plan (“RRSP”) which matches executives’ personal contributions up to 5% of their salary or 6% for employees with greater than 10 years service. The Corporation’s contributions are owned by the employee with no vesting conditions.  In the event of a continuing employee making a withdrawal from the program, other than for those reasons allowed under the terms of the program, the Corporation’s contributions are stopped for a period of one year.

TERMINATION AND CHANGE OF CONTROL BENEFITS

Employment Contracts

The Corporation has entered into an employment contract with the President and CEO (the “CEO Employment Contract”) that provides for payment of 24 months salary, benefits and bonus and immediate vesting of Options, RSUs and PSUs if employment is terminated by the Corporation for any reason, other than cause, or in the event of a change of control or constructive dismissal.  If employment is terminated for cause, no payments are made.

Pursuant to the terms of the CEO Employment Contract, a change of control occurs upon the acquisition of more than 50% of the voting shares of the Corporation; the liquidation, dissolution or winding-up of the Corporation or the sale of all or substantially all of its assets; the Board of Directors being replaced; the Corporation's shares ceasing to be listed on a stock exchange in North America; and any determination by the Board of Directors that a change of control has occurred.  Constructive dismissal occurs when there has been an adverse change in the executive's position, title, status, duties, responsibilities or overall compensation (including participation in bonus, stock option or other incentive plans or a material reduction in employment benefits); an assignment of duties and responsibilities inconsistent with the executive's status and position; a required relocation of the executive outside of Calgary, Alberta; or any breach by the Corporation of the CEO Employment Contract.

Effective February 2, 2012, the Corporation also entered into an employment contract with the Vice-President and CFO (the "CFO Employment Contract") that provides for payment of 12 months’ salary, benefits and bonus and immediate vesting of all Options and share units in the event the CFO elects to terminate his employment within 90 days following a change of control. If the CFO’s employment is terminated without just cause or he elects to terminate his employment within 90 days after the occurrence of events which amount to constructive dismissal, the same payments are made with the exception that only Option and share units which would normally vest within one year of the termination date immediately vest. If employment is terminated for cause, no incremental payments are made.

Pursuant to the terms of the CFO Employment Contract, a change of control occurs upon the liquidation, dissolution or winding-up of the Corporation or the sale, lease or transfer of all or substantially all of its assets, or the Corporation ceases to be a public company. Constructive dismissal occurs when there has been and adverse change in the executive’s position, title, status, duties, responsibilities or overall compensation (including participation in bonus, stock option or other incentive plans or a material reduction in employment benefits); an assignment of duties and responsibilities inconsistent with the executive’s status and position; a required relocation of the executive outside of Calgary, Alberta; or any material breach by the Corporation of the CFO Employment Contract.

Other NEO’s have employment arrangements subject to Alberta labour standards and generally accepted employment practices and no other termination or change of control provisions.

Incremental payments, assuming that such triggering event took place on December 31, 2011, are estimated to be:

Incremental Payments	President and CEO(1)
Salary	$840,000
Loss of Benefit	126,000
Bonus(2)	419,841
Unvested Options	398,271
Unvested RSUs and PSUs	1,148,033
Total Incremental Payments	$2,932,145

Notes:
(1)	In case of the President and CEO’s death, his estate will be entitled to receive the incremental amount shown under the bonus column below.
(2)	Bonus based on two times average of the annual bonus over preceding three years.

DIRECTOR COMPENSATION

Each independent director of the Corporation who is not an officer or employee of the Corporation or of Schlumberger, the Corporation’s majority shareholder, receives annual Board and Committee retainers, prorated for partial services, and meeting fees. The independent directors are also compensated through the granting of DSUs pursuant to the Corporation’s DSU plan. Additionally, the Corporation reimburses directors for out-of-pocket travel expenses.

The objectives of the Corporation’s compensation program for independent Board members are to attract and retain highly qualified Board members through providing market competitive compensation which appropriately recognizes the strategic contribution, risks and liabilities faced by Board members and aligns the interests of Board members and Shareholders. The Board, through the Compensation Committee, annually reviews independent director compensation and makes appropriate recommendations for approval to the Board.

In March 2009, Mercer was engaged by the Compensation Committee to review the Corporation’s director compensation levels relative to publicly disclosed compensation levels of Canadian and US traded organizations.  Director compensation levels were benchmarked against Canadian and US peer groups.

The Canadian peer group was comprised of the same 17 publically traded organizations as the 2009 executive compensation peer group. In addition, a US peer group, consisting of 11 comparably-sized publicly traded US organizations from the oil & gas equipment and service industry included:

Matrix Service Company	Ion Geophysical Corp.
Allis-Chalmers Energy Inc.	Gulf Island Fabrication Inc.
PHI Inc.	Englobal Corp.
GE Okinetics Inc.	Superior Well Services Inc.
Dawson Geophysical Co.	T-3 Energy Services Inc.
Trico Marine Services Inc.

Given the North American nature of the Corporation with respect to its ownership, American stock exchange listing and SEC registration, it was considered appropriate to adopt a blended Canadian and American director compensation package. The Compensation Committee used the data regarding the Canadian and American peer groups as a frame of reference and applied judgement in making the 2009 director compensation recommendations to the Board in light of the difficult economic environment, resulting in a downward adjustment to levels that had not increased since 2006.

In January 2010, it was determined that the Board compensation survey be conducted on a bi-annual basis and to keep independent director compensation levels flat for 2010, due to prevailing economic circumstances. Accordingly, no changes were made to the director compensation levels for 2010. Based on general market data and considering that there were no changes made to the overall NEO compensation levels for 2011, the Board determined on February 2, 2011, that no changes be made to independent director compensation levels for 2011. The Compensation Committee intends to conduct an independent director compensation survey in connection with the management compensation review scheduled for the fall of 2012.

 2011 Annual Independent Director Compensation Levels

Item	Annual Compensation ($)
Board Chair Cash Retainer	60,000
Board Chair DSU Grant	50,000
Board Member Retainer	30,000
Board Member DSU Grant	50,000
Audit Committee Chair Retainer	15,000
Other Committee Chair Retainer	10,000
Board and Committee Meeting Fees (per meeting attended)	1,500

On an annual basis, Board members may elect to receive all or a portion of their annual cash retainer in the form of DSUs.

DSU Plan Awards:  Effective May 2, 2006, the Corporation adopted the DSU Plan. Under the terms of the DSU plan, DSUs entitle the holder thereof to receive upon exercise by the holder, but at the election of the Corporation:  (i) a number of Common Shares equal to the number of mature DSUs then held; or (ii) a payment from the Corporation equal to the weighted average trading price of the Common Shares on the TSX for that date and the nine trading days immediately preceding that date. DSUs vest on the date of grant and can only be redeemed when the director resigns from the Board. It is the Corporation's intention to resource DSU exercises either through open-market purchases of Common Shares or in cash.

Share Ownership Guidelines for Independent Directors: In March of 2006, the Board approved share ownership guidelines for independent directors.  These guidelines provide that independent directors be required to hold a multiple of four times their annual retainer measured on the basis of investment cost, with such holdings to be accumulated over five years of becoming a director. All of the current independent directors meet these requirements.

Board and Committee Meetings Held in 2011

Meeting	Total Number of Meetings Held in 2011
Board of Directors	7(1)
Strategy Meeting of the Board of Directors	2
Audit Committee	4
Compensation Committee	3
Corporate Governance and Nominating Committee	3
Quality, Health, Safety, and Environment Committee	2

Note:
(1)	Consists of five (5) regularly scheduled and two (2) extra-ordinary meetings.

Meeting Attendance

The Board and committee meeting attendance rate in 2011 was 89%.

The attendance record for each director for all Board and committee meetings held for the financial year ended December 31, 2011 is set out below. In addition, directors have a standing invitation to attend those committee meetings on which they do not serve as a member. However, directors are not being paid for such attendance and such attendance is not reflected in the following attendance record.

	Board of Directors(1)		ommittees of the Board(1)
Name of Director	Board	Strategy	Audit	Compensation	Corporate Governance and Nominating	Quality, Health, Safety, and Environment
Michael J.C. Hogan	7 of 7	2 of 2	N/A	3 of 3	3 of 3	N/A
John J. Kennedy	6 of 7	2 of 2	N/A	3 of 3	N/A	2 of 2
Robert McClinton(2)	7 of 7	2 of 2	4 of 4	3 of 3	3 of 3	2 of 2
Dharmesh Prasad(3)	2 of 3	1 of 2	N/A	N/A	1 of 2	0 of 1
Kjell-Erik Oestdahl(3)	1 of 4	N/A	N/A	N/A	0 of 1	0 of 1
Bradley J. Thomson(4)	5 of 7	2 of 2	4 of 4	3 of 3	N/A	N/A
Keith S. Turnbull	7 of 7	2 of 2	4 of 4	N/A	N/A	2 of 2
Michael S. West	7 of 7	2 of 2	N/A	N/A	N/A	N/A
Attendance Rate	86%	93%	100%	100%	78%	75%

Notes:
(1)	At each meeting of the Board of Directors and the committees, in-camera sessions without management are held.
(2)	As independent Chairman of the Board, Mr. McClinton has been appointed as ex-officio voting member on those committees he does not serve as a member.
(3)	Mr. Oestdahl retired from and Mr. Prasad joined the Board on June 15, 2011.
(4)	Includes two (2) extra-ordinary Board meetings that Mr. Thomson was unable to attend.

Since January 1, 2012 and to date, two Board meetings and one meeting each of the Audit Committee, the Compensation Committee, the Corporate Governance and Nominating Committee and the Quality, Health, Safety and Environment Committee were held at which all directors and all committee members, as applicable, were in attendance.

On February 9, 2012, the Board established a special committee composed entirely of independent directors in response to Schlumberger’s announcement that it intends to explore possible transactions involving its ownership of the shares of the Corporation.

Independent Directors Summary Compensation Table

The following table sets forth the compensation provided to independent directors for the year ended December 31, 2011.  Compensation provided to independent directors for the year ended 2010 is provided for comparative purposes.

Name	Fees Earned ($)		Share (DSU) Awards ($)(4)		Total ($)
	2010	2011	2010	2011	2010	2011
David A. Dyck(1)	7,500	---	---	---	7,500	---
Michael J.C. Hogan	59,500	62,500	50,000	50,000	109,500	112,500
Robert McClinton (2)	90,000	91,500	50,000	50,000	140,000	141,500
Victor J. Stobbe(1)	7,500	---	---	---	7,500	---
Bradley J. Thomson(3)	55,000	61,000	50,000	50,000	105,000	111,000
Keith S. Turnbull(3)	58,500	67,500	50,000	50,000	108,500	117,500
Total	278,000	282,500	200,000	200,000	478,000	482,500

Notes:
(1)	Messrs. Dyck and Stobbe retired from the Board on April 27, 2010.
(2)	Mr. McClinton serves as independent Chairman of the Board. Amounts include fees paid for committee meetings attended as ex-officio voting member.
(3)	Messrs. Thomson and Turnbull joined the Board on April 6, 2010.
(4)
DSUs vest on the date of grant and can only be redeemed when the director resigns from the Board. For the total number of DSUs held by each independent director as at December 31, 2011, see “Election of Directors.”

Directors' and Officers' Liability Insurance

The Corporation maintains a policy of directors' and officers' liability insurance, the premium for which in 2011 was $153,473 which amount is paid by the Corporation.  The policy has a limit of $25,000,000 and has a $250,000 deductible for the Corporation in Canada and a U.S. $250,000 deductible in the U.S. with respect to judgements, settlements and defence costs for indemnifiable losses.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

As at December 31, 2011, the following table sets forth information with respect to the Corporation’s compensation plans under which equity securities are authorized for issuance.

Plan Category	Number of Common Shares to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of Common Shares remaining available for future issuance under equity compensation plans
Equity compensation plans approved by Shareholders	745,281	$5.80	1,056,692
Equity compensation plans not approved Shareholders(1)	570,474	N/A(1)	-
Total	1,315,755	$5.80	1,056,692

Note:
(1)
The RSUs, DSUs and PSUs have not been approved by security holders and do not have an exercise price attached.  For a description of the material terms of the Share Unit Plans, see “Executive Compensation”. It is the Corporation’s intention, upon exercise of outstanding options, to settle option obligations by issuance of Common Shares from treasury.

As of February 21, 2012, there were 732,579 options outstanding, representing approximately 4.1% of the issued and outstanding Common Shares.

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS

No directors, executive officers, employees and former directors, executive officers, or employees, nor any of their associates or affiliates were indebted to the Corporation during 2011.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

John J. Kennedy and Dharmesh Prasad are directors of the Corporation.  Mr. Kennedy is President and a director of Wilson, a wholly owned subsidiary of Schlumberger (which holds 9,729,582 Common Shares representing approximately 56% of the issued and outstanding CE Franklin Shares) and Mr. Prasad is Global Materials Manager of Schlumberger. During 2011, the Corporation purchased inventory in the ordinary course of business, and at market rates, from affiliates of Schlumberger.

CORPORATE GOVERNANCE

The following describes the Corporation’s governance practices with reference to National Policy 58-201 Corporate Governance Guidelines (“NP 58-201”) and National Instrument 58-101 (“Disclosure of Corporate Governance Practices”).

CE Franklin's Board has ultimate responsibility for the way in which the Corporation is managed, including overseeing the conduct of the business of the Corporation and supervising management, which is responsible for the day-to-day conduct of the business. Pursuant to the Board’s Terms of Reference, a copy of which is attached hereto as Schedule A, the Board's fundamental objectives are to:

•           enhance and preserve long-term shareholder value;

•           ensure the Corporation meets its obligations on an ongoing basis; and

•           ensure the Corporation operates in a reliable and safe manner.

The Board is responsible for strategic planning, identifying and controlling the principal risks of the Corporation, succession planning, developing communications policies, and internal control and management systems. The Board discharges its responsibilities directly and through committees.

To assist the Board in fulfilling its responsibilities for strategy and direction, annual strategy sessions are held and updates on the strategy and existing business opportunities are provided by management at regularly scheduled meetings throughout the year. Annual strategy sessions include reviews of the competitive environment, industry trends and other developments that affect CE Franklin’s business. In addition, at regularly scheduled meetings, members of the Board receive and discuss reports from operating and financial management, review the Corporation's overall financial position, and discuss current trends, developments, issues and plans. A budget is reviewed and approved by the Board on an annual basis and a comparison of actual results to budget and prior year’s results is monitored on a quarterly basis pursuant to management reports. Significant transactions or activities outside of the ordinary course of business and activities not contemplated by the budget require Board approval and are considered at additional meetings that are held as required. Informal discussion occurs between management and members of the Board on a regular basis, which facilitates open and candid discussions among independent directors.  The independent members of the Board meet independently of management and independently of non-independent directors at each meeting of the Board. To ensure directors exercise independent judgement in considering transactions and agreements, at the beginning of each Board meeting, the directors are asked if there are any independence or conflict of interest issues that may compromise independent judgement. If, at any meeting, a director has a material interest in a matter being considered, such director would not be present for discussions relating to the matter and would not participate in any vote on the matter.

The Board met seven times during 2011, excluding the strategic visioning and one strategy session held in 2011. The Board met twice since January 1, 2012 to date. See "Meeting Attendance" on page 27, for the attendance record of each director for all Board, Strategy and committee meetings held for the financial year ended December 31, 2011 and year-to-date.

Board Structure and Composition

The Board is composed of seven members, being a size considered appropriate by the Board, having regard to the Corporation's size and complexity. Under NP 58-201, a director is independent if he or she has no direct or indirect material relationship with the Corporation.  A "material relationship" is a relationship which could, in the view of the Board, be reasonably expected to interfere with the exercise of a director's independent judgement.  In addition, certain individuals are deemed, for the purposes of NP 58-201, to have material relationships with the Corporation, including any individual who is, or has recently been an employee or executive officer of the Corporation, and an individual whose immediate family members are, or have recently been, an executive officer of the Corporation.  Under this definition, at the present time, the Board has four independent directors as defined under NP 58-201: Michael J.C. Hogan, Robert McClinton, Bradley J. Thomson and Keith S. Turnbull, being a majority of the Board. Messrs. Michael S. West, John J. Kennedy and Dharmesh Prasad are executive officers of the Corporation or Schlumberger and are thus not independent as defined under NP 58-201. On April 24, 2008, Robert McClinton was appointed as independent Board Chair, separating the role of the chair and the CEO. A position description has been established for the independent Board Chair, as part of his job profile. His roles and responsibilities include leading the Board of Directors, leading all formal meetings of the Board, interacting with management and ensuring the efficient operation of the Board and its committees.

To the extent necessary, and subject to the approval of the Board as a whole, any member of the Board is entitled to engage an outside advisor at the expense of the Corporation. Such outside advisor would be available in the event that a director or executive has a material interest in a transaction or agreement under consideration.  The Corporation is controlled by Schlumberger, which, as of February 21, 2012, owned approximately 56% of the outstanding Common Shares of the Corporation. Approximately 44% of the outstanding Common Shares are held by shareholders other than the Corporation's significant shareholder and its affiliates. The four independent directors do not have any interests in or relationships with the significant shareholder or its affiliates.

Board Committees

The Board has established four committees: the Audit Committee; the Compensation Committee; the Corporate Governance and Nominating Committee; and the Quality, Health, Safety and Environment Committee. The Corporation does not have an Executive Committee and utilizes in its place ad hoc committees on an as required basis. The Board has developed written position descriptions for the chair of each board committee and also delineates its roles and responsibilities through the mandate of each committee.  There is an in-camera session independent of management at all Board and Committee meetings. The following is a brief description of the mandate and composition of each Committee.

Audit Committee

The Audit Committee is composed entirely of independent directors: Keith S. Turnbull (Chair), Robert McClinton and Bradley J. Thomson. All of the current members of the Audit Committee are chartered accountants with extensive experience in all aspects of public company accounting and finance matters. The Audit Committee is responsible for, among other matters, reviewing the Corporation's financial reporting process (including reviewing annual and quarterly financial statements) and enquiring as to the adequacy of internal controls. Although it is management's responsibility to design and implement an effective internal control system, the Audit Committee ensures that management has properly done so. The Audit Committee is also responsible for reviewing the performance of external auditors. The Audit Committee has direct communication channels with the Corporation's external auditors and meets with them on a regular basis without management of the Corporation present.  The Audit Committee met four times during 2011. The Audit Committee Charter and other information about the Audit Committee’s operations are contained in the Corporation’s Annual Information Form on Form 20-F for the year ended December 31, 2011 and can be accessed on:
SEDAR at www.sedar.com and on EDGAR at http://www.sec.gov/edgar.shtml

Compensation Committee

See “Compensation Committee” under “Executive Compensation” on page 10 for a description of the mandate and composition of the Compensation Committee.

Corporate Governance and Nominating Committee

The Corporate Governance and Nominating Committee is comprised of two independent directors, being Michael J.C. Hogan (Chair) and Robert McClinton; and Dharmesh Prasad who is a representative of Schlumberger, the majority Shareholder of CE Franklin and independent from management of the Corporation.  As such, a majority of the members of the Corporate Governance and Nominating Committee are independent. By taking into account the independence of the Schlumberger representative from CE Franklin’s management and the alignment of interests between Schlumberger and the minority Shareholders, the Board of Directors believes that the Corporate Governance and Nominating Committee is positioned to fulfill its responsibilities objectively and in the interests of all Shareholders.

The Corporate Governance and Nominating Committee is responsible for, among other matters: monitoring and managing the corporate governance process of the Board, including recommending the number of directors to be elected; recommending nominees, including candidates to fill vacancies; reviewing the performance and effectiveness of the Board, its committees, and each member of the Board, reviewing the performance of the CEO, and management succession plans. The Corporate Governance and Nominating Committee assesses the suitability of potential Board candidates by way of a selection assessment that includes a wide array of factors deemed appropriate all in the context of the perceived needs of the Board and the Corporation at the time.  A skills matrix, assessing the qualities, skills and experience of the current Board has been developed for purposes of identifying desirable skills for potential Board candidates, to provide the greatest opportunity to strengthen the Board.

The Corporation provides education for new directors and provides such orientation and information as individual directors may request on an ongoing basis. Orientation materials relating to CE Franklin’s business and affairs are provided to new directors regarding (i) the role of the Board, its committees and its directors and (ii) the nature and operation of the business carried on by the Corporation. All directors are members of the Institute of Corporate Directors (Canada) and receive regular updates on current governance issues and trends. The Corporate Governance and Nominating Committee met three times during 2011.

Quality, Health, Safety and Environment Committee

The Quality, Health, Safety and Environment Committee is comprised of one independent director, being Keith S. Turnbull, and two representatives of Schlumberger: John J. Kennedy (Chair) and Dharmesh Prasad. In addition, Robert McClinton, as independent Board Chair, serves as an ex-officio voting member. The Quality, Health, Safety and Environment Committee is responsible for, among other matters, monitoring the management of the Corporation's environmental, health and safety risks, liabilities, policies, practices and procedures. The Quality, Health, Safety and Environment Committee met twice during 2011.

Performance Assessments

The Corporation’s Corporate Governance and Nominating Committee, with the support of the Board Chair, leads an annual evaluation of the effectiveness and performance of the Board, all Board committees and individual directors. Annual board and committee effectiveness surveys as well as confidential individual director and Board Chair self-evaluation questionnaires that encourage candid and constructive commentary have been developed. The Board Chair conducts an interview with each director. The Chair of the Board is interviewed and assessed by the Chair of the Corporate Governance and Nominating Committee. Areas of improvement, identified as a result of the performance evaluation process, are then reviewed by the Board and addressed.

The results of the last evaluation completed in December 2011, indicated that the Board was the appropriate size and possessed the necessary competencies to efficiently discharge its duties and responsibilities.

Code of Business Conduct

All of CE Franklin’s directors, officers and employees are required to comply with its Code of Business Conduct (the "Code") to help ensure that the Corporation’s business is conducted in accordance with the highest standards of ethical behaviour. The Code and the Corporation’s Corporate Disclosure and Insider Trading policies cover all areas of professional conduct, including customer relationships, conflicts of interest, insider trading, financial disclosure, intellectual property and confidential information, as well as requiring strict adherence to all laws and regulations applicable to CE Franklin’s business.  Employees may report any violations or suspected violations of the Code by using CE Franklin’s hotline.  The Code includes an anti-retaliation statement.  The Corporation requires that directors, officers and employees annually certify that they are familiar with and agree to abide by the terms of the Code. The full text of the Code is published on the Corporation’s website at www.cefranklin.com.  No waiver of a provision of the Code has been granted to any senior officer or director since its adoption.

Expectation of Management

The Board relies on management to provide the information that the Board requires to properly perform its duties and expects management to keep it apprised of matters affecting the Corporation, significant risks and opportunities available to the Corporation. The Board has developed a written position description for the President and CEO, as part of his job profile.

Shareholder Feedback

Cheryl Bourget, Executive Assistant, has been given responsibility for investor relations. Every Shareholder enquiry receives a prompt response and significant Shareholder concerns are reported to management and, where appropriate, the Board.

Shareholders (or other stakeholders) who would like to communicate directly with the Board should direct their communication to the Chairman of the Board, c/o CE Franklin, at the address below.

ADDITIONAL INFORMATION

Additional information relating to CE Franklin, including the Corporation’s audited comparative financial statements for the year ended December 31, 2011 together with the Auditors’ Report thereon and management’s discussion and analysis, interim financial statements, annual information form on Form 20-F and this Information Circular are available upon request without charge from the Corporation at: 1800, 635-8th Avenue S.W., Calgary, Alberta, T2P 3M3 or requests may be made by e-mail to investor@cefranklin.com.

This information may also be electronically accessed on SEDAR at www.sedar.com, or the Corporation’s website at www.cefranklin.com.

CE FRANKLIN LTD. (the "Corporation")
SCHEDULE "A"
BOARD OF DIRECTORS (the "Board")

TERMS OF REFERENCE

A.	OBJECTIVES

The Board has the responsibility to oversee the conduct of the business of the Corporation and to supervise management which is responsible for the day-to-day conduct of the business.  The Board's fundamental objectives are to enhance and preserve long-term shareholder value, to ensure that the Corporation meets its obligations on an ongoing basis and to ensure that the Corporation operates in a reliable and safe manner.  In performing its functions, the Board should consider the legitimate interests its stakeholders such as employees, customers and communities may have in the Corporation.  In supervising the conduct of the business, the Board, through the Chief Executive Officer of the Corporation (the "CEO"), shall set the standards of conduct for the enterprise.

B.	CONSTITUTION

1.	Chairman of the Board

The directors shall appoint a chairman (the "Chairman") from amongst their number.  If the Chairman of the Board is not present at any meeting of the Board, the Chairman of the meeting shall be chosen by the Board from among the directors present.  The Chairman presiding at any meeting of the Board shall have a casting vote in case of deadlock.  The Board shall also appoint a Secretary who need not be a director of the Corporation.

2.	Size of Board

The Board should have such number of independent members as it may determine to ensure that there are sufficient independent members for committee work.  In any event, no less than a majority of the Board shall be independent.  Subject to the foregoing, the Board should be of such a size that the Corporation's stakeholders are properly represented.

3.	Majority of Independent Directors

The Board will have a majority of directors who shall be independent as set forth in applicable securities laws, rules or guidelines or by any stock exchange on which the Corporation’s securities are listed for trading.  The Board must determine, based on all of the relevant facts and circumstances, whether each director satisfies the criteria for independence and must disclose each of these determinations. The Board may adopt and disclose categorical standards to assist it in making such determinations and may make a general disclosure if each director meets these standards.  Any determination of independence for a director who does not meet these standards, however, must be specifically explained.

4.	Board Membership Criteria

The Board seeks members from diverse professional and personal backgrounds who combine a broad spectrum of experience and expertise with a reputation for integrity.  This assessment will include an individual's qualification as independent, as well as consideration of diversity, age, skills and experience in the context of the needs of the Board.

Directors should advise the Chairman of the Board and the chair of the Corporate Governance and Nominating Committee in advance of accepting an invitation to serve on another public corporation board.

Exceptional candidates who do not meet all of these criteria may still be considered.

5.	New Directors

The Corporate Governance and Nominating Committee shall, as one of its responsibilities, recommend director candidates to the full Board.  Nominees for directorship will be selected by the Corporate Governance and Nominating Committee in accordance with the policies and principles in its terms of reference.  The Corporate Governance and Nominating Committee will maintain an orientation program for new directors.

6.	Retirement

(a)
Term Limits.  The Board does not favour term limits for directors, but believes that it is important to monitor overall Board performance.  Therefore, the Corporate Governance and Nominating Committee shall review each director's continuation on the Board every three years.  This will allow each director the opportunity to conveniently confirm his or her desire to continue as a member of the Board.

(b)
Resignation Policy  -  Retirement.    In order to provide access to new qualified directors, directors shall offer to resign from the Board upon reaching 70 years of age.  The Corporate Governance and Nominating Committee shall consider the resignation and accept it when appropriate in light of overall Board composition and effectiveness.

(c)	Resignation Policy - Non-independent Directors. Non-independent directors shall offer to resign from the Board upon their resignation, removal or retirement as an officer of the Corporation.

(d)
Directors Changing Their Present Job Responsibilities.  The Board expects directors to offer to resign from the Board upon a change in their business position including, without limitation, retirement from the position on which their original nomination was based.  It is not the sense of the Board that in every instance the directors who retire or change from the position they held when they came on the Board should necessarily leave the Board.  There should, however, be an opportunity for the Board through the Corporate Governance and Nominating Committee to review the continued appropriateness of Board membership under the circumstances.

C.	MEETINGS AND MINUTES

1.	The time and place of meetings of the Board and the procedures at such meetings shall be determined from time to time by the directors provided that:

(a)	a quorum for meetings shall be four directors, present in person or by telephone or other telecommunication device that permit all persons participating in the meeting to speak and hear each other;

(b)
the Chairman and Chief Executive Officer should establish the agenda for Board meetings, however, each Board member is free to suggest the inclusion of items on the agenda and is free to raise at any Board meeting subjects that are not on the agenda for that meeting;

(c)	the Board will hold an in camera session of the directors, without non-independent directors and any members of the Corporation’s management present, at every Board meeting;

(d)
notice of the time and place of every meeting shall be given in writing or facsimile communication to each director at least 48 hours prior to the time fixed for such meeting provided, however, that a director may in any manner waive a notice of a meeting and attendance of a director at a meeting is a waiver of notice of the meeting, except where a director attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called;

(e)
written materials, which shall in all events include recent financial information, for use at Board meetings shall be distributed in writing or facsimile communication to each director sufficiently in advance of the time fixed for such meeting to permit meaningful review;

(f)	the Board shall at all times have the right to determine who shall and shall not be present, including the attendance of key executive officers, at any part of the meetings of the Board; and

(g)	the Board shall hold a minimum of four meetings per year and shall meet at least quarterly.

2.
All deliberations, recommendations and decisions of the Board shall be recorded by the Secretary in the minutes of the meetings of the Board, such minutes to be circulated to the directors prior to the next Board meeting.

D.	PROCEDURE AND ORGANIZATION

The Board operates by delegating certain of its authorities to its committees and to management and by reserving certain powers to itself.  The Board retains the responsibility for:

1.
managing its own affairs, including nominating candidates for election to the Board, constituting committees of the Board and determining director compensation upon the recommendation of a committee of the Board; and

2.	engaging any necessary internal and/or external advisors.

E.	DUTIES AND RESPONSIBILITIES

1.	Legal Requirements

(a)	The Board has the responsibility to ensure that legal requirements have been met and documents and records have been properly prepared, approved and maintained.

(b)	The Board has the statutory responsibility to:

(i)	exercise the powers of the Corporation directly or indirectly through the employees and agents of the Corporation;

(ii)	direct the management of the business and affairs of the Corporation; and

(iii)	act in accordance with its obligations contained in:

(A)	the Business Corporations Act (Alberta) (the "ABCA"), as may be amended from time to time, and the regulations thereto;

(B)	the Corporation's articles and by-laws;

(C)	applicable Canadian and U.S. securities legislation;

(D)	the rules and policies of the Toronto Stock Exchange and the NASDAQ Stock Market LLC; and

(E)	other relevant legislation and regulations.

(c)	The directors in exercising their powers and discharging their duties must:

(i)	exercise their business judgment and act honestly and in good faith with a view to the best interests of the Corporation; and

(ii)	exercise the care, diligence and skill that reasonably prudent people would exercise in comparable circumstances.

(d)
In discharging the obligations set forth in Section E.1(c) above, directors should be entitled to rely on the honesty and integrity of the Corporation’s officers, employees, outside advisors and independent auditors.

(e)	The directors are expected to:

(i)	attend board meetings and meetings of committees on which they serve, and to spend the time needed and meet as frequently as necessary to properly discharge their responsibilities; and

(ii)
review meeting materials prior to Board meetings and meetings of the committees and, when possible, should communicate in advance of meetings any questions or concerns that they wish to discuss so that management will be prepared to address the same.

Each director’s attendance at, and preparation for, Board meetings and meetings of the committees on which they serve, shall be considered by the Corporate Governance and Nominating Committee when recommending director nominees.

(f)	The Board has the statutory responsibility for considering the following matters as a full Board which, pursuant to the ABCA, may not be delegated to management or to a committee of the Board:

(i)	any submission to the shareholders of a question or matter requiring the approval of the shareholders;

(ii)	the filling of a vacancy among the directors or in the office of auditor;

(iii)	the issuance of securities generally (provided that the issuance of securities in a manner and on terms authorized by the Board may be delegated);

(iv)	the declaration of dividends;

(v)
the purchase, redemption or any other form of acquisition of shares issued by the Corporation (provided that the purchase, redemption or other form of acquisition of shares issued by the Corporation in a manner and on terms authorized by the Board may be delegated);

(vi)
the payment of a commission to any person in consideration of his purchasing or agreeing to purchase shares of the Corporation from the Corporation or from any other person or procuring or agreeing to procure purchases for any such shares;

(vii)	the approval of management proxy circulars;

(viii)	the approval of annual financial statements of the Corporation; and

(ix)	the adoption, amendment or repeal of by-laws of the Corporation.

(g)	The Board has constituted and delegated certain of its duties and responsibilities to the following committees of the Board:

(i)	Audit;
(ii)	Compensation;
(iii)	Corporate Governance and Nominating; and
(iv)	Quality, Health, Safety and Environment;

the scope, duties and responsibilities of which are mandated in their respective terms of reference.

2.	Strategy Determination

The Board has the responsibility to ensure that there are long-term goals and a strategic planning process in place for the Corporation, including the review and approval of the strategic plan which takes into account, among other things, the nature of the Corporation and the opportunities and risks associated with the business of the Corporation, and the annual monitoring, review, and updating of the strategic plan.

3.	Managing Risk

The Board and its committees have the responsibility to understand the principal risks of the business in which the Corporation is engaged, to achieve a proper balance between risks incurred and the potential return to shareholders, and to ensure that there are systems in place which effectively monitor and manage those risks with a view to the long-term viability of the Corporation.

4.	Appointing, Training and Monitoring Senior Management

The Board and its committees have the responsibility:

(a)
to appoint the CEO upon recommendations of the Corporate Governance and Nominating Committee, to monitor and assess CEO performance, to determine CEO compensation and to provide annually advice and counsel in the execution of the CEO's duties;

(b)	to approve the appointment and remuneration of all corporate officers, acting upon the advice of the CEO and the Compensation Committee; and

(c)	to ensure that adequate provision has been made to train and develop management and for the orderly succession of management.

5.	Policies, Procedures and Compliance

The Board and its committees have the responsibility:

(a)	to ensure that the Corporation operates at all times within applicable laws and regulations and ethical and moral standards;

(b)	to approve the Corporation's code of ethics and monitor compliance with such code of ethics;

(c)	to approve and monitor compliance with significant policies and procedures by which the Corporation is operated;

(d)	to ensure the Corporation sets environmental standards in its operations and is in compliance with environmental laws and legislation; and

(e)	to ensure the Corporation has a high regard for the health and safety of its employees in the workplace and has in place appropriate programs and policies.

6.	Reporting and Communication

The Board and its committees have the responsibility:

(a)	to ensure the Corporation has in place policies and programs to enable the Corporation to communicate effectively with its shareholders, other stakeholders and the public generally;

(b)	to ensure that the financial performance of the Corporation is properly reported to shareholders, other security holders and regulators on a timely and regular basis;

(c)	to ensure that the financial results are reported fairly and in accordance with generally accepted accounting principles;

(d)	to ensure the timely reporting of any other developments that have a significant and material impact on the value of the Corporation; and

(e)	to report annually to shareholders on its stewardship of the affairs of the Corporation for the preceding year.

7.	Monitoring and Acting

The Board and its committees have the responsibility:

(a)	to monitor the Corporation's progress towards its goals and objectives and to revise and alter its direction through management in response to changing circumstances;

(b)	to take action when performance falls short of goals and objectives or when other special circumstances warrant; and

(c)	to ensure that the Corporation has implemented adequate control and information systems which ensure the effective discharge of its responsibilities.

8.	Conflicts of Interest

Directors shall avoid any action, position or interest that conflicts with an interest of the Corporation, or gives the appearance of a conflict.  The Corporation annually solicits information from directors in order to monitor potential conflicts of interest and directors are expected to be mindful of their fiduciary obligations to the Corporation.

9.	Share Ownership by Directors

Each independent director shall own such number of shares of the Corporation as required by the Corporation's share ownership guidelines.

10.	Director Compensation

The form and amount of director compensation will be determined by the Compensation Committee in accordance with the policies and principles set forth in its terms of reference.  The Board is aware that questions as to directors' independence may be raised when directors' fees and emoluments exceed what is customary.  Similar concerns may be raised when the Corporation makes substantial charitable contributions to organizations in which a director is affiliated, or enters into consulting contracts with (or provides other indirect forms of compensation to) a director.  The Board will critically evaluate each of these matters when determining the form and amount of director compensation.

11.	Continuing Director Education

The Corporate Governance and Nominating Committee will maintain orientation programs for new directors and continuing education programs for all directors.

12.	Assessing Board Performance

The Board will conduct an annual self-evaluation to determine whether it and its committees are functioning effectively.  The Corporate Governance and Nominating Committee will receive comments from all directors as to the Board's performance and report annually to the Board with an assessment of the Board's performance, to be discussed with the full Board following the end of each fiscal year.

13.	Access to Officers and Employees

Board members have complete and open access to the Corporation's Chief Executive Officer, Chief Financial Officer and Leadership Team.  Board members who wish to have access to other members of management should coordinate such access through one of the foregoing.

14.	Interaction with Third Parties

The Board believes that management should speak for the Corporation and that the Chairman should speak for the Board.

15.	Shareholder Feedback

Any shareholder (or stakeholder) may contact the Board by e-mail or by writing to the Board c/o the Corporate Secretary. Matters relating to the Corporation’s accounting, internal accounting controls or auditing matters will be referred to the Audit Committee.  Other matters will be referred to the Chairman.

16.	Board Authority

The Board and each committee have the power to hire independent legal, financial or other advisors as they may deem necessary, without consulting or obtaining the approval of any officer of the Corporation in advance.  Information learned during the course of service on the Board is to be held confidential and used solely in furtherance of the Corporation's business.

17.	Confidentiality

The Board believes maintaining confidentiality of information and deliberations is an imperative.

F.	COMMITTEE ISSUES

1.	Board Committees

The Board will have at all times an Audit Committee, Compensation Committee, Corporate Governance and Nominating Committee and Quality, Health, Safety and Environment Committee. The Quality, Health, Safety and Environment Committee shall have at least one independent director. The Compensation Committee shall consist solely of independent directors, except to the extent that the Corporation is controlled by a person or company that directly or indirectly controls a sufficient number of common shares of the Corporation to be able to elect the Board or to direct the management or policies of the Corporation, then a majority of the Compensation Committee members shall be independent and all members of the Compensation Committee shall be independent of management of the Corporation. The Corporate Governance and Nominating Committee shall consist of a majority of independent directors. The Audit Committee shall consist solely of independent directors.  Committee members will be appointed by the Board upon recommendation of the Corporate Governance and Nominating Committee with consideration of the desires of individual directors. The Chair shall be an ex-officio voting member on all committees established by the Board unless he serves as a committee chair or a committee member.

The Board may, from time to time, establish or maintain additional committees as necessary or appropriate.

2.	Rotation of Committee Assignments and Chairs

Committee assignments and the designation of committee chairs should be based on the director’s knowledge, interests and areas of expertise.  The Board does not favor mandatory rotation of committee assignments or chairs.  The Board believes experience and continuity are more important than rotation.  Committee members and chairs may be rotated in response to changes in membership of the Board and in all cases should be rotated only if rotation is likely to increase committee performance.

3.	Committee Terms of Reference

Each committee shall have its own terms of reference.  The terms of reference will set forth the purposes, goals and responsibilities of the committees as well as qualifications for committee membership, procedures for committee member appointment and removal, committee structure and operations and committee reporting to the Board.  The terms of reference will also provide that each committee will annually evaluate its own performance.

4.	Frequency and Length of Committee Meetings

The chair of each committee, in consultation with the committee members, will determine the frequency and length of the committee meetings consistent with any requirements set forth in the committee’s terms of reference.

Approved and adopted by the Board. Last reviewed and amended on December 13, 2011.